## Contact

www.linkedin.com/in/michael-
rosenberg-67132412 (LinkedIn)

## Top Skills

Strategic Planning
Healthcare
Business Analysis

# Michael Rosenberg

President at Payroll4Free.com LLC
Beachwood, Ohio, United States

## Experience

Payroll4Free.com Inc.
President
January 2013 - Present (9 years 9 months)
Beachwood, Ohio

Helped build payroll service focusing on small business from start-up to almost
2,000 clients in all 50 states.

Galaxy Hosted Software
President
April 2004 - Present (18 years 6 months)
Beachwood, Ohio

Provide cloud software to the Long-Term Health Care Industry.  Now focusing
on horizontal GL, AP and Payroll, with interface to vertical suppliers such as
Point-Click-Care.

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## Education

The Ohio State University
Bachelor of Arts (B.A.), History and Economics · (1967 - 1970)